

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 8, 2017

Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089

Re: Yahoo! Inc.
Proxy Statement on Schedule 14A
Filed September 9, 2016
File No. 000-28018

Dear Ms. Mayer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Marc R. Packer, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP